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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           REPORT OF FOREIGN ISSUER

   Pursuant to Rule 13a-16 or 15d-16 of the Secuities Exchange Act of 1934


                          For the month of June 2002

                                  ALCON, INC.
                               Registrant's name


                                   Bosch 69
                                 P.O. Box 62
                          6331 Hunenberg, Switzerland


                   (Address of principal executive offices)



   (Indicate   by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F  X                Form 40-F
                              ---                         ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                          No  X
                        ---                         ---

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Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange commission on April 24, 2002.



                                 EXHIBIT INDEX


Exhibit        Description
-------        -----------

99.1           Press release issued by Alcon, Inc. on June 10, 2002.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 13, 2002


                                   ALCON, INC.

                                      by /s/ Guido Koller
                                         ------------------------
                                         Name:  Guido Koller
                                         Title: Senior Vice President



                                      by /s/ T. R. G. Sear
                                         ------------------------
                                         Name:  Timothy R. G. Sear
                                         Title: President and Chief
                                                Executive Officer

                                 EXHIBIT INDEX


Exhibit        Description
-------        -----------

99.1           Press release issued by Alcon, Inc. on June 10, 2002.